LL

SEC

17009063

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8- 35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado St
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amber Justice, Financial Controller — 217-542-1216
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name – *if individual, state last, first, middle name*)

1000 Myers Building	Springfield	IL	62701
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Amber Justice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
KARLA BURRUS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 01-20-2018

Signature

Financial Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2016

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

We have audited the accompanying balance sheet of Investment Planners, Inc. (an Illinois corporation), as of December 31, 2016, and the related statement of operations, changes in stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of Investment Planners, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 1 – Aggregate Indebtedness/Net Capital Computation has been subjected to audit procedures performed in conjunction with the audit of Investment Planners, Inc.'s financial statements. The supplemental information is the responsibility of Investment Planners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content

is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 - Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 21, 2017

INVESTMENT PLANNERS, INC.

BALANCE SHEET
December 31, 2016

ASSETS

Current Assets:		
Cash and cash equivalents	$	276,062
Investments - trading		155,923
Commissions receivable		580,621
Miscellaneous receivable		124,433
State income tax refund receivable		2,991
Prepaid expenses		22,249
Total current assets		1,162,279
Fixed Assets:		
Leasehold improvements		152,254
Office furniture and equipment		236,584
Software		45,273
		434,111
Less accumulated depreciation		(315,887)
Less accumulated amortization		(45,273)
Net fixed assets		72,951
Other Assets:		
Deferred tax asset		3,600
TOTAL ASSETS	$	1,238,830

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

BALANCE SHEET - Continued
December 31, 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Current maturities of capital leases	$	3,327
Accounts payable		4,842
Commissions payable		467,376
Income taxes payable		61,215
Total current liabilities		536,760
Long-Term Capital Leases		1,422
Total liabilities		538,182
Stockholders' Equity:		
Common stock - no par value		12,375
Paid in capital		10,125
Retained earnings		678,148
Total stockholders' equity		700,648
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,238,830

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2016

Revenue:		
Commissions revenue	$	8,036,756
Interest and dividends		2,688
Supervision revenue		24,000
Decrease in market value - trading securities		(2,936)
Other revenue		106,129
Total revenue		8,166,637
Expenses:		
Agent and employee compensation and benefits		6,541,886
Related party expense reimbursement		950,000
Communications and data processing		13,924
Occupancy		131,246
Other expenses		328,703
Interest expense		329
Total expenses		7,966,088
Earnings before income taxes		200,549
Income tax expense		105,628
Net income	$	94,921

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2016

		Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2015	$	12,375	10,125	583,227	605,727
Net Income		-	-	94,921	94,921
Balance, December 31, 2016	$	12,375	10,125	678,148	700,648

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENT OF CASH FLOW
Year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 94,921
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	8,750
Change in assets - (increase) decrease:	
Investments - trading	16,663
Commissions receivable	(61,762)
Miscellaneous receivable	(54,991)
Prepaid expenses	53,401
Deferred income taxes	24,396
Change in liabilities - increase (decrease):	
Accounts payable	(27,070)
Commissions payable	30,266
Deferred revenue	(100,000)
Accrued wages and payroll taxes	(3,293)
Accrued income taxes	61,215
Net cash flows from operating activities	42,496
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments made on lease obligation	(3,476)
Net cash flows from financing activities	(3,476)
Net increase in cash and cash equivalents	39,020
Cash and cash equivalents, beginning of year	237,042
Cash and cash equivalents, end of year	$ 276,062
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 329
Income taxes paid	$ 1,585

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realized losses on balances outstanding at year-end will be immaterial.

Brokerage and Direct Commissions: Brokerage and direct commission income and related clearing costs due to representatives are recorded on a trade-date basis as transactions occur.

Investments: The Company classifies its investments as trading. Securities classified as trading are carried in the financial statements at fair value. Realized and unrealized gains and losses are reported in operations.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Income Taxes: Income taxes are based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation, prepaid expenses, and unrealized losses.

Subsequent Events: Management has evaluated subsequent events through February 21, 2017, the date the financial statements were available to be issued.

Note 2 - Cash and Cash Equivalents

At December 31, 2016, cash and cash equivalents consisted of:

Checking account, Busey Bank	$	143,523
Money market funds		82,539
Deposit with Clearing Organization		50,000
	$	276,062

Note 3 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 50,000 with the organization that clears its customers' transactions. The $ 50,000 is included in cash and cash equivalents.

Note 4 - Fair Value Measurements

Fair values of assets measured on a recurring basis as of December 31, 2016, are as follows:

Fair Value Measurements at Reporting Date Using:

		Fair Value		Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common stock	$	107,669	$	107,669		
Mutual funds		48,254		48,254		
Totals	$	155,923	$	155,923	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets. Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Included in the decrease in market value on trading securities were gains of $ 17,424 and losses of $ 20,360 related to trading securities held at December 31, 2016.

Note 5 - Capital Lease

Equipment subject to capital lease obligations is included in property and equipment. The cost of the equipment acquired under capital leases totaled $15,805 as of December 31, 2016. The related accumulated depreciation in 2016 was $11,063.

The Company entered into a 5 year capital lease agreement, expiring in 2018. The total lease obligation is $15,805, payable in monthly installments of $287, with interest at 3.5%. The lease expense for 2016 is $3,161.

Future minimum lease payments under the capital lease are:

2017	$	3,440
2018		1,433
Total future minimum lease payments		4,873
Less amount representing interest		(124)
Present value of future minimum lease payments	$	4,749

Note 6 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2016, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2016.

Note 8 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2016, the Company reimbursed IPI Wealth Management, Inc. for certain expenses that IPI Wealth Management, Inc. paid on behalf of the Company in accordance with an expense sharing agreement. In 2016, the amount of the reimbursement was $ 950,000.

Note 9 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership and is on a month to month basis. The lease is classified as a triple net lease. Office lease paid during 2016 was $ 78,000.

The Company leases an airplane from a related Company through common ownership. Under terms of the lease dated March 1, 2001, monthly payments for 2016 were $ 2,600, and continue on a month to month basis. Lease expense for 2016 was $ 31,200.

The Company is related to IPI Holding, LLC through common ownership. The Company has an administrative agreement with IPI Holding, LLC. Payments are $5,000 monthly. Expenses of $60,000 were paid in 2016.

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2016, the Company had no uninsured cash balances.

Note 11 - Agreements

On November 1, 2013, the Company entered into an agreement with a financial institution in Paris, Illinois, to provide registered representatives to their institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institution represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expired November 1, 2016. The agreement automatically renewed for an additional three years under the same terms. The agreement does not state any minimum required payments.

Note 12 – Contingent Liabilities

The Company is a party to various legal actions normally associated with broker dealers, the aggregate effect of which, in management's and legal counsel's opinion, would not be material to the financial position of the Company.

Note 13 - Income Taxes

Deferred tax assets and liabilities consist of the following as of December 31, 2016:

Non-current deferred tax asset (liability)		
Net unrealized loss on investments	$	15,600
Prepaid expenses		(8,700)
Use of accelerated depreciation methods for tax purposes		(3,300)
Net non-current deferred tax asset	$	3,600

The Company's effective tax rate varies from the federal statutory rate primarily because of the surtax exemption and expenses that are not deductible for federal income tax purposes.

The provision for income taxes consists of the following components as of December 31, 2016:

Current expense:		
Federal	$	78,815
State		2,417
Deferred expense		
Federal		8,804
State		15,592
Total income tax expense	$	105,628

SUPPLEMENTAL SCHEDULE

INVESTMENT PLANNERS, INC. Schedule 1

AGGREGATE INDEBTEDNESS / NET CAPITAL COMPUTATION as of December 31, 2016

Part I

TOTAL ASSETS			$	1,238,830
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(538,182)
NET WORTH			$	700,648
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	270,575		
Other deductions or changes	$	774		
TOTAL DEDUCTIONS FROM NET WORTH			$	(271,349)
NET CAPITAL BEFORE HAIRCUTS			$	429,299
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	24,484		
TOTAL HAIRCUTS			$	(24,484)
NET CAPITAL			$	404,815

AGGREGATE INDEBTEDNESS / NET CAPITAL COMPUTATION - Continued
December 31, 2016

PART II

MINIMUM NET CAPITAL REQUIRED	$	35,879
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALER		50,000
NET CAPITAL REQUIREMENT	$	50,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	354,815
TOTAL AGGREGATE INDEBTEDNESS	$	538,182
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	132.95%

The deductions from and/or charges to net worth are:

Non-allowed assets	
Non-allowed receivable	$ 44,351
Non-allowed receivable from non-customer	124,433
Non-allowed fixed assets	72,951
Non-allowed prepaid assets	22,249
Non-allowed prepaid taxes	2,991
Non-allowed deferred tax	3,600
	270,575
Other deductions or charges	
Unsecured debits from clearance account	774
	$271,349

Investment Planners, Inc is exempt from Rule 15c3-3 as of December 31, 2016 under (k)(2)(ii). Transactions are cleared through another broker/dealer. No computations for the reserve requirement and no information relating to possession or control requirements is required. No material inadequacies were found to exist. No material differences exist between the audit report and the most recent filed FOCUS Form X-17A-5 PartIIA.

INVESTMENT PLANNERS, INC.

EXEMPTION REPORT AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2016

KEB

Kerber, Eck & Braeckel LLP

Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Investment Planners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investment Planners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Planners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Investment Planners, Inc. stated that Investment Planners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment Planners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Planners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 21, 2017

Investment Planners, Inc.

Integrity ★ Performance ★ Innovation

Exemption Report
(Notice Pursuant to Rule 15c3-3)

SEC Registration Number:	8-35642
FINRA Registration Number:	18557

The Customer Protection Rule outlines exemptions that may be claimed, all limiting the degree of interaction that a broker-dealer may have with customer assets.

Although the exemptions may allow a broker-dealer to receive customer monies and securities, they all require the broker-dealer to promptly transmit such monies and securities that it may receive to third parties, such as clearing broker-dealers.

Investment Planners, Inc. is exempt from Rule 15c3-3 because it meets the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3.

Investment Planners, Inc. met the identified exemption provisions in Rule 15c-3-(k)(2)(ii) throughout 2016 without exception.

All statements included in this Exemption Report are made to the best of my knowledge and belief, acting on behalf of Investment Planners, Inc.

Amber D. Justice
Controller

2/16/2017
Date

INVESTMENT PLANNERS, INC.

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

December 31, 2016

Kerber, Eck & Braeckel LLP

KEB
Kerber, Eck & Braeckel LLP

CPAs and
Management Consultants

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, IL 62701-1268
ph 217.789.0960
fax 217.789.2822
www.kebcpa.com

To the Board of Directors
Investment Planners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Investment Planners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners Inc.'s compliance with the applicable instructions of Form SIPC-7. Investment Planners Inc.'s management is responsible for Investment Planners Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the QuickBooks Reconciliation Detail and the August bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no exceptions;
3) Compared any adjustments reported in Form SIPC-7 with Investment Planners, Inc.'s – SIPC Worksheet and agreed SIPC Worksheet amounts to audited trial balance and 2016 Due Diligence Breakdown as support, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC Worksheet and 2016 Due Diligence Breakdown) supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable, noting no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kerber, Eck + Braeckel LLP

Springfield, Illinois
February 21, 2017

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	**SIPC-7** (33-REV 7/10)

For the fiscal year ended 12/31/2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2541**********************MIXED AADC 220
35642 FINRA DEC
INVESTMENT PLANNERS INC.
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 4,992
B.	Less payment made with SIPC-6 filed (exclude interest) 7/26/2016 Date Paid	(1,916)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 3,076
G.	PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above) $ 3,076	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 9th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER			
Dates:	Postmarked	Received	Reviewed
Calculations _______		Documentation _______	Forward Copy _______
Exceptions:			
Disposition of exceptions:			

SIPC-7	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	SIPC-7
(33-REV 7/10)	For the fiscal year ended 12/31/2016 (Read carefully the instructions in your Working Copy before completing this Form)	(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2541**********************MIXED AADC 220
35642 FINRA DEC
INVESTMENT PLANNERS INC.
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,992

B. Less payment made with SIPC-6 filed (exclude interest) (1,916)

7/26/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,076

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 3,076

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9th day of February, 20 15

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. [illegible]	$ 8,166,637
2b. [illegible]	
[illegible]	
[illegible] accounts.	
[illegible] accounts.	
[illegible]	
[illegible] underwriting or distribution of securities.	
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
[illegible]	2,936
Total additions	8,169,573
2c. [illegible]	6,172,839
[illegible]	
[illegible] SIPC members [illegible]	
[illegible]	
[illegible]	
[illegible] commercial paper that mature nine months or less [illegible]	
[illegible] legal fees incurred in connection with other revenue [illegible] Section 16(9)(L) of the Act.	
[illegible]	
[illegible]	
[illegible] $	
[illegible] $	
[illegible]	
Total deductions	
2d. [illegible]	$ 1,996,734
2e. [illegible]	4,992
	(to page 1, line 2.A.)